SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11–K

(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0–30176

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ocean Retirement Savings Plan

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Devon Energy Corporation
20 North Broadway
Oklahoma City, Oklahoma 73102–8260

Ocean Retirement Savings Plan
Index

Page
Number

Independent Auditors’ Report	1
Financial Statements:
Statements of Net Assets Available for Plan Benefits, December 31, 2002 and 2001	2
Statement of Changes in Net Assets Available for Plan Benefits, Year Ended December 31, 2002	3
Notes to Financial Statements, December 31, 2002 and 2001	4
Supplemental Schedules:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2002	10
Schedule H, Line 4j – Schedule of Reportable Transactions – Series, Year Ended December 31, 2002	11
Signature	12
Exhibit Index	13

NOTE:    Schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required.

NOTE:    Plan financial statements have been prepared in accordance with Item 4 under “Required Information” of Annual Report on Form 11–K.

(i)

Independent Auditors’ Report

THE ADMINISTRATIVE COMMITTEE
OCEAN RETIREMENT SAVINGS PLAN:

We have audited the accompanying statements of net assets available for plan benefits of Ocean Retirement Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2002 and supplemental schedule H, line 4j – schedule of reportable transactions–series for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. These schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                              /s/ KPMG LLP

Houston, Texas
June 27, 2003

Ocean Retirement Savings Plan
Statements of Net Assets Available for Plan Benefits
(Amounts in Thousands)

	December 31,

	2002	2001

Assets:
Investments	$91,668	$89,806
Accounts receivable:
Dividends declared on Company common stock	71	73
Employer matching contributions	146	128
Employer discretionary contribution	6,268	5,429
Interest income	1	--

	6,486	5,630

Non–interest bearing cash	38	--

Total Assets	98,192	95,436
Liabilities:
Pending trade payable	(14)	--

Total Liabilities	(14)	--

Net assets available for plan benefits	$98,178	$95,436

See accompanying Notes to Financial Statements.

Ocean Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
(Amounts in Thousands)

Year Ended December 31, 2002

Investment income:
Dividends	$1,157
Interest	249

Total investment income	1,406
Net depreciation in fair value of investments	(6,725)

Net plan loss	(5,319)
Contributions:
Participant contributions (includes rollover contributions of $221)	4,647
Employer matching contributions	3,219
Employer discretionary contribution, cash	4,176
Employer discretionary contribution, shares of Company common
stock	2,092

Total contributions	14,134
Withdrawals and terminations	(6,063)
Administrative fee	(10)

Net increase in net assets available for plan benefits	2,742
Net assets available for plan benefits:
Beginning of year	95,436

End of year	$98,178

See accompanying Notes to Financial Statements.

Ocean Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

1.   PLAN PURPOSE AND DESCRIPTION

     The Ocean Retirement Savings Plan (formerly the Ocean Energy, Inc. Thrift Plan) (the “Plan”) is a defined contribution profit sharing and employee stock ownership plan. Effective as of the close of business on December 31, 2000, the Ocean Energy, Inc. Employee Stock Ownership Plan (the “OEI ESOP”) was merged with and into the Ocean Energy, Inc. Thrift Plan. Effective as of January 1, 2001, the Plan was amended in a number of respects, renamed the Ocean Retirement Savings Plan, and restated. On April 25, 2003, Ocean Energy, Inc. (“Ocean” or the “Company”) was merged (“the Merger”) with a subsidiary of Devon Energy Corporation (“Devon”) and sponsorship of the Plan was transferred to Devon. In connection with the Merger, Ocean was renamed Devon OEI Operating, Inc. and Ocean stockholders received 0.414 shares of common stock of Devon for each share of Ocean common stock they owned as of the date of the Merger. Accordingly, all interests in the Plan relating to Ocean common stock were converted at the effective time of the Merger into interests in Devon common stock, giving effect to the 0.414 exchange ratio. The information set forth herein relates to the Plan prior to the Merger and therefore describes interests in the Plan relating to Ocean common stock. Following the effective time of the Merger, these interests were converted into interests in Devon common stock, giving effect to the exchange ratio.

     The Plan is designed to assist employees of Devon OEI Operating Inc., formerly Ocean, in providing for their retirement, enabling them to share in the Company’s profits, and enabling them to acquire an ownership interest in Devon common stock.

     The Plan incorporates a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan allows an employee to defer the receipt of an integral percentage from 1% to 50% of his or her compensation beginning the first day of the month coincident with or immediately following the completion of one hour of service, not to exceed the annual limit on “Cash or Deferred Contributions” ($11,000 in 2002) imposed by Section 402(g) of the Code. Participants age 50 or older during the year or by the end of the plan year may also elect to make a “catch–up” contribution, subject to certain Internal Revenue Service (“IRS”) limits ($1,000 in 2002). Such Cash or Deferred Contributions and catch–up contributions are deemed to be contributions by the Company for all purposes. The Company contributes as of each pay period “Employer Matching Contributions” in an amount equal to 100% of the Cash or Deferred Contributions (but not catch–up contributions) made on behalf of such participating employee not in excess of 6% of his or her compensation during such month.

     The Plan provides for an additional optional annual contribution to the Plan by the Company at the discretion of its Board of Directors (“Employer Discretionary Contribution”) and, if necessary to satisfy applicable provisions of the Code, an additional contribution on behalf of “non–highly compensated” participants. As a result of the merger with the OEI ESOP, annual discretionary contributions have been paid through a combination of shares of Company common stock deposited into the ESOP Account within the Plan, cash deposited into an Employer Discretionary Contribution Account in the Plan and cash deposited into other company–sponsored benefit plans. For the year 2002, Ocean’s Board of Directors approved a contribution of 10.5% of employees’ eligible pay (less any Plan forfeitures used to reduce employer contributions) to these various benefit plans. As of December 31, 2002, a receivable in the amount of $6.3 million has been accrued as the Employer Discretionary Contribution for the year 2002. The amount was paid into the participants’ accounts in January 2003.

Ocean Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

     At December 31, 2002, participants could elect to have contributions, both Cash or Deferred and Employer Contributions, both matching and discretionary, invested in one or more of the available investment options.

     Each participant’s account is credited with the participant’s contributions, Employer Matching Contribution, Employer Discretionary Contribution and allocations of Plan earnings or losses, net of administrative expenses. Allocations are based upon participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

     The Plan provides that a participant may elect to receive distributions as in–service withdrawals, hardship withdrawals, and loans as permitted by the Plan requirements.

     Upon termination of employment prior to age sixty–five for reasons other than total and permanent disability or death, a participant is entitled to receive 100% of amounts in his or her Before–Tax Account, After–Tax Account, and Rollover Contribution Account, if any, as of the Benefit Commencement Date. The participant is also entitled to a percentage (the “Vested Interest”) of the amounts in his or her Employer Discretionary Contribution Account, Employer Matching Contribution Account, and ESOP Account (“Employer Contribution Accounts”) as of the Benefit Commencement Date. The Vested Interest will be determined by years of “Vesting Service” in accordance with the following schedule:

Full Years of
Vesting Service	Vested Interest

Less than 1 year	0%
1 year	34%
2 years	67%
3 years	100%

One thousand or more hours of service during a calendar year constitutes a year of vesting service for such employee. For terminations prior to age sixty-five due to total and permanent disability, death or a reduction in work force and terminations on or after age sixty–five, a participant is considered fully vested and receives 100% of the balance in his Employer Contribution Accounts.

     Forfeitures of unvested employer matching contribution amounts are applied to reduce the Employer Matching Contribution next coming due and/or pay expenses incident to the administration of the Plan. Forfeitures of unvested ESOP amounts are reallocated to eligible participants, as defined by the Plan. For the year ended December 31, 2002, $16,000 was used to reduce the portion of the Employer Discretionary Contribution made in shares of Company common stock deposited into the ESOP account. Forfeitures available are $80,000 and $145,000 at December 31, 2002 and 2001, respectively.

Ocean Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

     The Company has the power to terminate the Plan at any time. If the Plan is terminated, a participant will be considered fully vested in the balance of his Employer Contribution Accounts and distribution of all account balances will occur in accordance with the provisions of the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ACCOUNTING BASIS.  The accompanying financial statements of the Plan are prepared on the accrual basis of accounting. Benefits are recorded when paid.

     USE OF ESTIMATES.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and additions and deductions to net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

     EXPENSES.   All expenses incident to the administration of the Plan and related trust fund (the “Trust Fund”) may be paid by Devon and, if not paid by Devon, are paid by the Plan. In 2002, Ocean elected to pay substantially all of such expenses, although the sponsor, at its option, can discontinue this practice at any time.

     INVESTMENTS.   On each valuation date, as such term is defined in the Plan, securities held by the Plan are valued at fair value based upon published market prices, and the increase or decrease in the fair value of securities held, plus any net income or loss of the Plan, is allocated to the participants’ accounts. Participant loans are valued at the outstanding principal amount of the loan, which approximates fair value. Interest income is accrued as earned. Dividends are recorded on the ex–dividend date. Security transactions are recorded on a trade–date basis and realized and unrealized investment gains and losses are determined separately based on average revalued cost (the weighted average of the fair value of the shares or units held at the beginning of the plan year and the historical cost of the shares or units acquired since the beginning of the plan year). Realized gains and losses reported on withdrawals of securities by participants are based on the difference between fair values of the withdrawn securities at the valuation date and average revalued cost to the participant. Net depreciation in fair value of investments includes realized gains and (losses) on investments sold during the year and unrealized appreciation (depreciation) of investments held at the end of the year.

3.   INVESTMENT PROGRAMS

     Participants can invest in nine mutual funds, a money market fund, five goal–oriented funds whose underlying investments are in the nine mutual funds, and/or the Company Common Stock Fund. The underlying assets of the Company Common Stock Fund are shares of Ocean Energy, Inc. common stock and units of Fidelity Institutional Cash Portfolio money market fund as of December 31, 2002 and 2001.

Ocean Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

     See also Schedule H, Line 4i – Schedule of Assets (Held at End of Year).

     The following individual investments each represented greater than five percent of net assets available for plan benefits as of December 31, 2002 and 2001 (amounts in thousands):

	December 31,

	2002	2001

Ocean Energy, Inc. common stock*	$35,225	$35,337
Fidelity Magellan Fund	10,724	12,995
Fidelity Equity–Income Fund	6,745	7,564
Fidelity Freedom 2010 Fund	8,400	7,461
Spartan U.S. Equity Index Fund	6,000	7,372
Fidelity Retirement Money Market Portfolio	8,670	6,216

*A portion of the Ocean Energy, Inc. common stock is maintained in an ESOP Account that is non–participant directed. See Note 5.

     Ocean Energy, Inc. common stock represented 38% and 39% of investments at December 31, 2002 and 2001, respectively.

     During the year ended December 31, 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows (amounts in thousands):

Year Ended December 31, 2002

Ocean Energy, Inc. common stock	$2,270
Mutual Funds	(8,995)

Net depreciation in fair value	$(6,725)

4.   RISKS AND UNCERTAINTIES

     The Plan provides for investment in mutual funds, a money market fund, goal–oriented funds and a Company common stock fund. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term.

5.   ESOP ACCOUNT

     A portion of the shares of common stock in the Company Common Stock Fund is maintained in an ESOP Account. The ESOP Account is non–participant directed and includes the following: amounts transferred to the Plan as a result of the January 1, 2001 merger with the OEI ESOP, portions of the Employer Discretionary Contributions made to the Plan for the years ended December 31, 2002 and 2001, the amounts of forfeitures from other participants’ ESOP Accounts, and dividends attributable to Company common stock in the ESOP Account. Information about the net assets and the components of the changes in net assets relating to the ESOP Account is as follows (amounts in thousands):

Ocean Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

	December 31,

	2002	2001

Investment in Company Common Stock Fund	$22,206	$20,591
Accounts receivable:
Employer discretionary contribution	2,092	1,883
Dividends declared on Company common stock	41	43

Net assets available for plan benefits	$24,339	$22,517

Year Ended December 31, 2002

Net assets available for plan benefits beginning of year	$22,517
Net appreciation in fair value of assets	1,106
Dividends	165
Employer discretionary contribution	2,092
Interfund transfer	8
Withdrawals and terminations	(1,549)

Net assets available for plan benefits end of year	$24,339

     Each participant shall be entitled to direct the Plan’s trustee as to the manner in which shares of ESOP stock credited to the participant’s ESOP account shall be voted in accordance with the provisions of the Plan’s trust agreement. If a “cash tender offer” or “exchange offer” for shares of ESOP stock is made, a participant shall be entitled to direct ESOP stock allocated to his or her ESOP account under the ESOP to be tendered or exchanged by the Plan’s trustee pursuant to such “cash tender offer” or “exchange offer” in accordance with the provision of the Plan’s trust agreement.

6.   FEDERAL INCOME TAXES

     The Plan has been amended several times and was amended and restated effective July 1, 1999 in connection with a Plan merger. Effective as of the close of business on December 31, 2000, the OEI ESOP was merged into the Ocean Energy, Inc. Thrift Plan, with the resulting Plan renamed the Ocean Retirement Savings Plan. The Company received a determination letter dated December 18, 2002 from the IRS approving the qualified status of the Plan as amended and restated, including the merger with the OEI ESOP and resulting Plan, and providing for further amendment of the Plan. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code as of December 31, 2002 and 2001.

Ocean Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (amounts in thousands):

	December 31,

	2002	2001

Net assets available for plan benefits per
financial statements	$98,178	$95,436
Less: Amounts allocated to withdrawing
participants	--	(43)

Net assets available for plan benefits per
Form 5500	$98,178	$95,393

     The following is a reconciliation of withdrawals and terminations during the year per the financial statements to the Form 5500 (amounts in thousands):

Year Ended
December 31, 2002

Withdrawals and terminations per financial statements	$6,063
Add: Amounts allocated to withdrawing
participants at December 31, 2001	(43)

Withdrawals and terminations per Form 5500	$6,020

8.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are mutual fund holdings managed by Fidelity Investments, an affiliate of the Plan trustee. Transactions in these investments qualify as party–in–interest transactions that are exempt from the prohibited transaction rules. Transactions in Company common stock also qualify as party–in–interest transactions that are exempt from the prohibited transaction rules.

Ocean Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2002
 (Amounts in Thousands)

Identity of Issue	Description	Cost	Current Value

* Ocean Energy, Inc.	Common Stock	$22,300	$35,225
* Fidelity Investments	Fidelity Institutional Cash Portfolio	1,603	1,603
* Fidelity Investments	Fidelity Magellan Fund	(a)	10,724
* Fidelity Investments	Fidelity Equity–Income Fund	(a)	6,745
* Fidelity Investments	Fidelity Growth Company Fund	(a)	1,150
* Fidelity Investments	Fidelity Diversified International Fund	(a)	2,344
* Fidelity Investments	Fidelity Freedom Income Fund	(a)	79
* Fidelity Investments	Fidelity Freedom 2000 Fund	(a)	204
* Fidelity Investments	Fidelity Freedom 2010 Fund	(a)	8,400
* Fidelity Investments	Fidelity Freedom 2020 Fund	(a)	981
* Fidelity Investments	Fidelity Freedom 2030 Fund	(a)	118
* Fidelity Investments	Fidelity Freedom 2040 Fund	(a)	38
* Fidelity Investments	Fidelity Retirement Money Market Portfolio	(a)	8,670
* Fidelity Investments	Spartan U.S. Equity Index Fund	(a)	6,000
Franklin Advisory Services	Franklin Balance Sheet Investment Fund	(a)	3,853
PIMCO	PIMCO Total Return Fund	(a)	3,712
Invesco	Invesco Small Company Growth Fund	(a)	365
*Participant Loans	Bearing interest at varying
	amounts between 4.75% and 11.75%	(a)	1,457

			$91,668

*  Represents a party–in–interest to the Plan.
(a)  Cost is omitted for participant directed fund activity.

See accompanying independent auditors’ report.

Ocean Retirement Savings Plan
Schedule H, Line 4j – Schedule of Reportable Transactions–Series
Year Ended December 31, 2002
 (Amounts in Thousands)

					Current Value
					of Asset on	Net
Identity of Party	Description of	Purchase	Selling	Cost of	Transaction	Gain or
Involved	Asset	Price	Price	Asset	Date	Loss

* Ocean Energy, Inc.	Common Stock:
	Purchases	$8,954	$--	$8,954	$8,954	$--
	Sales	$--	$11,336	$6,829	$11,336	$4,507

* Fidelity Investments	Fidelity Institutional
	Cash Portfolio:
	Purchases	$16,925	$--	$16,925	$16,925	$--
	Sales	$--	$16,063	$16,063	$16,063	$--

* Represents a party–in–interest to the Plan.

See accompanying independent auditors’ report.

Ocean Retirement Savings Plan

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Ocean Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ocean Retirement Savings Plan

By: /s/ Raymond P. Albrecht Raymond P. Albrecht Chairman, Plan Administrative Committee

June 27, 2003

Ocean Retirement Savings Plan

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Auditors

99	Certification Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to
Section 906 of the Sarbanes– Oxley Act of 2002